Filed by Empire State Realty Trust, Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust, Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following is a letter dated February 26, 2013, that is being mailed to participants in Empire State Building Associates L.L.C.

ATTENTION INVESTORS: MISINFORMATION ALERT

February 26, 2013

To Fellow Participants in Empire State Building Associates L.L.C. (“ESBA”):

We are writing to alert you that a letter recently sent to you by Robert Machleder contains misinformation about your investment. Mr. Machleder is wrong on the facts and wrong on the law. It is our responsibility as your fiduciary and supervisor to address misinformation about the proposed transaction and the superior benefits and potential we believe it brings to every one of our investors.

Certain individuals have intentionally waited until the last minute, in some cases for years, to attempt to disrupt your vote. False arguments, no matter how artfully conveyed, remain wrong. This isn’t the first time that individuals have disseminated false or misleading information, and unfortunately it may not be the last. We want you to have the facts to make your choices on our proposals.

Last week, we spoke at length with Mr. Machleder about his assertion that the proposed consolidation does not trigger the overrides. We walked him through all the relevant documents and the law, and showed him that these override interests, which have been in place in some instances for more than two decades, are triggered by the proposed transaction.

For your convenience, we summarize below the key facts about the override interests. For any investor who is interested, we have prepared a memorandum which addresses the factual and legal basis for the overrides that was shared with Mr. Machleder as part of our conference with him. This memorandum can be reviewed on our website at www.EmpireStateRealtyTrust.com, just click on “Letters to Participants.”

First, what are the override interests? They are profit-sharing contracts under which Malkin Holdings is given a shared percentage (10%) of your ESBA profit distributions after return of full original investment.

Second, how were the overrides created? Years ago, Malkin Holdings circulated to ESBA investors individual, voluntary, binding contracts creating the override interests. No one was forced to sign the contracts, and those who did not consent are not affected. In the end, 94% of ESBA investors granted Malkin Holdings an override interest by voluntarily signing the contracts.

Third, what is the condition for payment of the overrides? Under the overrides, Malkin Holdings is to share in the proceeds of a “capital transaction.” By any definition, the proposals on which you have voted or are to vote constitute “capital transactions.”

To get the facts regarding our proposals, please use the following resources we have made available:

•	The prospectus/ consent solicitation we mailed to you which is part of the Form S-4 declared effective by the Securities and Exchange Commission.

•	The DVD that came with such mailing, which features Peter and Anthony Malkin hosting videos discussing the proposed transaction.

•	Our website at www.EmpireStateRealtyTrust.com, where new content is uploaded regularly, and where you can register for a conference call with us.

•	Our proxy solicitor, MacKenzie Partners, which you can call at 1-888-410-7850 to speak to a professional trained to answer your questions.

•	E-mail us at inquiries@MalkinHoldings.com with any question or for help in registering for a call or in filling out your consent form.

This very visible transaction attracts attention from many who may not have your interests at heart. We will not comment on all the misinformation of which we learn, but when we learn of incorrect assertions of a material nature, we will give you the facts.

We have always seen our investors as part of a family and have served you faithfully as supervisor and fiduciary for more than 75 years. We believe this transaction offers you tremendous benefits and improved prospects over the status quo. If you have not done so already, we urge that you vote “FOR” the proposals.

We hope you will call on us to help if we can assist you in any way.

Sincerely,

MALKIN HOLDINGS LLC

/s/ Peter L. Malkin	/s/ Anthony E. Malkin
Peter L. Malkin	Anthony E. Malkin
Chairman	President

For more information, use your password and please visit www.EmpireStateRealtyTrust.com, view the DVD which accompanied your package of disclosure/consent solicitation materials, send an e-mail to inquiries@MalkinHoldings.com, or call MacKenzie Partners at 1-888-410-7850.

There are material risks and conflicts of interest associated with the consolidation, which are described in the prospectus/consent solicitation. This letter contains forward-looking statements and actual results could materially differ from our expectations, as described in more detail in the prospectus/consent solicitation.

Investors are urged to review the Registration Statement on Form S-4, the prospectus/consent solicitation, which you have received, and other related documents now filed or to be filed with the SEC because they contain important information. You can obtain them, without charge, on the SEC’s website at www.sec.gov. You can also obtain, without charge, a copy of the prospectus/consent solicitation and the supplements relating to the individual entities by contacting Ned H. Cohen at 212 687-8700 at Malkin Holdings LLC.